SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[_]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________	Commission File Number _____________

_________________

Central Gold-Trust
(Exact name of registrant as specified in its charter)

Ontario (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

55 Broadleaf Crescent
Ancaster, Ontario L9G 3P2
(905) 304-4653
(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177
(212) 415-9200

(Name, address (including zip code) and telephone number (including
area code) of agent for service in the United States)	Copies to: Gil I. Cornblum Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7370

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Units	Name of Each Exchange On Which Registered: None

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

[_] Annual Information Form	[_] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [_]   Yes       [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [_]   Yes       [X]  No

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.22, inclusive, as set forth in the Exhibit Index attached hereto.

        In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of its auditors, Ernst & Young LLP, named in the foregoing Exhibits as Exhibit 99.23, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

        Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

CENTRAL GOLD-TRUST /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and Chief Executive Officer

Date:  July 29, 2006

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Registrant dated February 24, 2006, for the year ended December 31, 2005

99.2	Annual Information Form of the Registrant dated March 28, 2005, for the year ended December 31, 2004

99.3	Annual Report of the Registrant for the year ended December 31, 2005

99.4	Annual Report of the Registrant for the year ended December 31, 2004

Quarterly Reports

99.5	Quarterly Report of the Registrant for the 3 months ended March 31, 2006

99.6	Management's Discussion and Analysis for the 3 months ended March 31, 2006

99.7	Quarterly Report of the Registrant for the 9 months ended September 30, 2005

99.8	Management's Discussion and Analysis for the 9 months ended September 30, 2005

99.9	Quarterly Report of the Registrant for the 6 months ended June 30, 2005

99.10	Management's Discussion and Analysis for the 6 months ended June 30, 2005

99.11	Quarterly Report of the Registrant for the 3 months ended March 31, 2005

99.12	Management's Discussion and Analysis for the 3 months ended March 31, 2005

Shareholder Meeting Materials

99.13	Notice of Meeting and Management Information Circular of the Registrant dated March 24, 2006 issued in connection with the April 28, 2006 Annual Meeting of Unitholders

99.14	Form of Proxy for use in connection with the April 28, 2006 Annual Meeting of Unitholders

99.15	Notice of Meeting and Management Information Circular dated March 28, 2005 issued in connection with the May 5, 2005 Annual Meeting of Unitholders

99.16	Form of Proxy for use in connection with the May 5, 2005 Annual Meeting of Unitholders

Material Change Reports and Press Releases

99.17	Press Release of the Registrant dated May 1, 2006

99.18	Press Release of the Registrant dated February 22, 2006

99.19	Press Release of the Registrant dated October 28, 2005

99.20	Press Release of the Registrant dated August 9, 2005

99.21	Press Release of the Registrant dated May 6, 2005

99.22	Press Release of the Registrant dated March 1, 2005

Consents

99.23	Consent of Ernst & Young LLP